InterOil Sets Second Quarter 2014 Results Conference Call Date

SINGAPORE and PORT MORESBY, Papua New Guinea, Aug. 4, 2014 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) ("InterOil" or the "Company") announced that it will release financial and operating results for the second quarter before the market opens for trading on Wednesday, August 13, 2014 with full text of the news release and accompanying financials available on the company's website at www.interoil.com. A conference call will be held on Wednesday, August 13, 2014, at 8:00 a.m. US Eastern (8:00 p.m. Singapore) to discuss the financial and operating results, as well as the company's outlook.

The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (877) 260-8898 in the US, or +1 (612) 332-0932 from outside the US. A replay of the broadcast will be available soon afterwards on the website.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts

Singapore	United States
Michael Lynn	Meg LaSalle
Senior Vice President, Investor Relations	Investor Relations Coordinator
Michael.Lynn@InterOil.com	Meg.LaSalle@InterOil.com
Phone: +65-6507-0222	Phone: +1-281-292-1800

David Wu
Vice President, Investor Relations
David.Wu@InterOil.com
Phone: +65-6507-0222

Media contacts

Singapore	Australia
Robert Millhouse	John Hurst
Vice President, Corporate Affairs	Cannings Corporate Communications
Robert.Millhouse@InterOil.com	jhurst@cannings.net.au
Phone: +65-6507-0222	Phone: +61 418 708 663